July 22, 2005

By Facsimile and U.S. Mail

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

	Re:	Vesta Insurance Group, Inc.
		Preliminary Proxy Statement on Schedule 14A
      Filed by Newcastle Partners, L.P., Newcastle Capital
Management, L.P.,
      	Newcastle Capital Group, L.L.C., Mark E. Schwarz, James
C.
      	Epstein, Mark J. Morrison and Steven J. Pully

Dear Mr. Wolosky:

	We have the following comments on the above-referenced filing:

General
1. We note that you have filed suit in the Delaware Court of Chancery to compel the company to hold an annual meeting. We also note the complaint attached to your Schedule 13D dated July 8, 2005.
Please
provide us copies of any additional material filings in connection with this suit as they become available, including any amended complaints, answers, motions, etc.
2. Please tell us your plans with respect to distributing the proxy statement. We note that the company has not filed a Schedule 14A and you rely on their filing for certain information required by the Schedule.
3. Please revise the proxy statement to clarify that the nominees have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d).
4. To the extent you have not done so, please provide us support for the chronology of company statements on pages 5-7 and any statements relating to the company`s financial and market performances, on a supplemental basis. To facilitate our review, provide an annotated copy of your materials, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
5. Please provide the information required by Rule 14a-5(e). Proposal No. 1 - Election of Directors
6. On page 5 you state, "[w]e believe sound corporate governance practices, such as the annual election of directors, would impose the level of management accountability necessary to help ensure that a good performance record continues over the long term." Please revise this and similar statements to clarify how more frequent elections of directors will have this impact on management, and how this serves to entrench management.
7. On pages 9-10, in the nominees` background information, you disclose that none of them had beneficial ownership of any shares; however, on the cover page, you acknowledge that each is a member of the group that has been formed for the purposes of soliciting proxies. Each member of a group is deemed to beneficially own all shares held by the group. See Rule 13d-5(b)(1). Please revise the disclosure and the Schedule 13D dated July 8, 2005 accordingly. Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.


      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Steven Wolosky, Esq.
July 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE